Exhibit 99.2

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION FOR THE THREE MONTHS ENDED MARCH 31, 2008

This Management’s Discussion and Analysis should be read in conjunction with the Company’s interim unaudited consolidated financial statements for the three months ended March 31, 2008 and related notes thereto which have been prepared in accordance with Canadian generally accepted accounting principles. In addition, the following should be read in conjunction with the 2007 audited consolidated financial statements, the related Management’s Discussion and Analysis and the 2007 Annual Information Form as well as other information relating to Silver Wheaton on file with the Canadian provincial securities regulatory authorities and on SEDAR at www.sedar.com. This Management’s Discussion and Analysis contains “forward looking” statements that are subject to risk factors set out in the cautionary note contained herein. All figures are in United States dollars unless otherwise noted. This Management’s Discussion and Analysis has been prepared as of April 28, 2008.

HIGHLIGHTS

  Net earnings of $27.9 million ($0.13 per share) from the sale of 2.8 million ounces of silver, compared to $24.9 million ($0.11 per share) from the sale of 3.3 million ounces of silver in 2007.

  Operating cash flows of $33.1 million (2007 - $29.9 million).

  On February 14, 2008, Goldcorp sold its entire 48% interest in Silver Wheaton on a bought deal basis, at a price of Cdn$14.50 per common share, for aggregate gross cash proceeds to Goldcorp of Cdn$1.6 billion.

  On March 17, 2008, the Company entered into an agreement with Mercator Minerals Ltd. to acquire all of the silver produced from Mercator’s Mineral Park mine in Arizona for the life of mine. Silver Wheaton will make an upfront cash payment of $42 million and, in addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price is due (subject to an inflationary adjustment), for silver delivered under the contract.

OVERVIEW

Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) is the largest public mining company with 100% of its revenue from the sale of silver.

The Company has entered into six long-term silver contracts with Goldcorp (Luismin mines and Peñasquito project in Mexico), Lundin Mining (Zinkgruvan mine in Sweden), Glencore (Yauliyacu mine in Peru), Hellas Gold (Stratoni mine in Greece) and Mercator (Mineral Park mine in Arizona) whereby Silver Wheaton acquires silver production from the counterparties at a price of $3.90 per ounce, subject to an inflationary adjustment. In addition, on December 20, 2007, the Company signed a binding letter agreement to acquire between 45% and 90% of the silver produced from Augusta Resource Corporation’s Rosemont Copper project in Arizona for the life of mine. As a result, the primary drivers of the Company’s financial results are the volume of silver production at the various mines and the price of silver.

The Company expects, based upon its current contracts, to have annual silver sales of between 13 million and 15 million ounces in 2008, increasing to 19 million ounces in 2009 and 25 million ounces in 2010. Silver Wheaton is actively pursuing further growth opportunities.

SUMMARIZED FINANCIAL RESULTS

	2008	2007				2006
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Silver sales ($000's)	$48,948	$50,240	$39,598	$41,464	$44,132	$43,651	$41,766	$47,413
Ounces (000’s)	2,819	3,543	3,129	3,053	3,343	3,534	3,520	3,805
Average realized silver price ($'s per ounce)	$17.36	$14.18	$12.66	$13.58	$13.20	$12.35	$11.86	$12.46
Total cash cost ($'s per ounce)[1]	$3.94	$3.93	$3.90	$3.90	$3.90	$3.90	$3.90	$3.90
Net earnings ($000's)	$27,928	$24,886	$19,184	$22,855	$24,937	$23,762	$22,518	$25,159
Earnings per share
Basic	$0.13	$0.11	$0.09	$0.10	$0.11	$0.11	$0.10	$0.12
Diluted	$0.11	$0.10	$0.08	$0.09	$0.10	$0.10	$0.09	$0.11
Cash flow from operations ($000’s)	$33,084	$34,414	$27,102	$27,846	$29,899	$29,829	$28,262	$32,699
Total assets ($000's)	$1,205,704	$1,208,474	$1,200,304	$748,696	$700,893	$662,893	$638,123	$614,349
Total liabilities ($000’s)	$391,475	$426,243	$440,514	$4,048	$2,787	$21,354	$21,202	$20,885
Shareholders' equity ($000's)	$814,229	$782,231	$759,790	$744,648	$698,106	$641,539	$616,921	$593,464
1) Refer to discussion on non-GAAP measures

Changes in sales, net earnings and cash flow from operations from quarter to quarter are affected primarily by fluctuations in production at the mines and timing of shipments that are in the normal course of operations, as well as changes in the price of silver. During the quarter, the number of ounces sold was approximately 14% lower than planned, due primarily to the timing of shipments at Stratoni and Zinkgruvan (270,000 ounces) as well as the continued mining of lower than reserve grade ore at Luismin and Yauliyacu (190,000 ounces).

RESULTS OF OPERATIONS AND OPERATIONAL REVIEW

The Company has five business segments, the silver produced by the Luismin, Zinkgruvan, Yauliyacu and Stratoni mines, and corporate operations. The acquisition of silver from the Stratoni mine began in June 2007.

	Three Months Ended March 31, 2008
	Luismin	Zinkgruvan	Yauliyacu	Stratoni	Corporate	Total

Silver sales ($000's)	$29,043	$5,689	$12,829	$1,387	$-	$48,948
Ounces (000’s)	1,679	318	734	88	-	2,819
Average realized silver price ($'s per ounce)	$17.30	$17.89	$17.48	$15.71	$-	$17.36
Total cash cost ($'s per ounce)[1]	$3.95	$3.96	$3.90	$3.90	$-	$3.94
Net earnings (loss) ($000's)	$21,710	$3,935	$7,416	$717	$(5,850)	$27,928
Cash flow from (used in) operations ($000's)	$22,411	$4,154	$9,966	$672	$(4,119)	$33,084
1) Refer to discussion on non-GAAP measures

	Three Months Ended March 31, 2007
	Luismin	Zinkgruvan	Yauliyacu	Corporate	Total

Silver sales ($000's)	$25,809	$6,896	$11,427	$-	$44,132
Ounces (000’s)	1,937	519	887	-	3,343
Average realized silver price ($'s per ounce)	$13.32	$13.29	$12.88	$-	$13.20
Total cash cost ($'s per ounce)[1]	$3.90	$3.90	$3.90	$-	$3.90
Net earnings (loss) ($000's)	$17,495	$4,028	$4,735	$(1,321)	$24,937
Cash flow from (used in) operations ($000's)	$18,794	$4,772	$7,968	$(1,635)	$29,899
1) Refer to discussion on non-GAAP measures

Over the past two years, the number of silver ounces sold under each contract was as follows:

	2008			2007			2006
(Ounces 000’s)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Luismin	1,679	1,682	1,900	1,394	1,937	2,147	2,213	2,447
Zinkgruvan	318	540	247	539	519	415	287	483
Yauliyacu[1]	734	919	792	844	887	972	1,020	875
Stratoni[1]	88	402	190	276	-	-	-	-
Total	2,819	3,543	3,129	3,053	3,343	3,534	3,520	3,805
1) The acquisition of silver from the Yauliyacu and Stratoni mines began in May 2006 and June 2007 respectively.

LUISMIN

On October 15, 2004, a 100% owned subsidiary of the Company, Silver Wheaton (Caymans) Ltd. (“SW Caymans”), entered into an agreement (amended on March 30, 2006) with Goldcorp Inc. (“Goldcorp”) to acquire all of the silver produced by Goldcorp’s Luismin mining operations in Mexico (owned at the date of the transaction) for a period of 25 years. During the three months ended March 31, 2008, SW Caymans purchased 1.7 million ounces (2007 – 1.9 million ounces) of silver at a total cash cost of $3.95 per ounce (2007 - $3.90 per ounce), and sold it for an average price of $17.30 per ounce (2007 - $13.32 per ounce). Mining is currently being carried out in lower grade areas of the orebody and development towards higher grades to the east of the Roberto and Robertita veins is in progress. The Company’s cash flows and net earnings under the Luismin silver contract for the three months ended March 31, 2008 were $22.4 million (2007 - $18.8 million) and $21.7 million (2007 - $17.5 million) respectively.

As at December 31, 2007, the Luismin mines had proven and probable reserves of 66.1 million ounces of silver, measured and indicated resources of 1.9 million ounces of silver and inferred resources of 183.2 million ounces of silver (as described in the Reserves and Resources section of this Management’s Discussion and Analysis).

ZINKGRUVAN

On December 8, 2004, SW Caymans entered into an agreement to acquire all of the silver produced by Lundin Mining’s Zinkgruvan mining operations in Sweden for the life of mine. During the three months ended March 31, 2008, SW Caymans purchased 0.4 million ounces (2007 – 0.6 million ounces) of silver under the contract at a total cash cost of $3.96 per ounce (2007 - $3.90 per ounce), and sold 0.3 million ounces (2007 – 0.5 million ounces) for an average price of $17.89 per ounce (2007 - $13.29 per ounce). The Company’s cash flows and net earnings under the Zinkgruvan silver contract for the three months ended March 31, 2008 were $4.2 million (2007 - $4.8 million) and $3.9 million (2007 - $4.0 million) respectively.

As at December 31, 2007, Zinkgruvan had proven and probable silver reserves of 34.9 million ounces, measured and indicated silver resources of 16.5 million ounces and inferred silver resources of 9.8 million ounces (as described in the Reserves and Resources section of this Management’s Discussion and Analysis).

YAULIYACU

On March 23, 2006, SW Caymans entered into an agreement with Glencore International AG (“Glencore”) to acquire up to 4.75 million ounces of silver per year for a period of 20 years, based on the production from Glencore’s Yauliyacu mining operations in Peru. During the three months ended March 31, 2008, SW Caymans purchased 0.7 million ounces (2007 – 0.9 million ounces) of silver at a total cash cost of $3.90 per ounce and sold it for an average price of $17.48 per ounce (2007 - $12.88 per ounce). Although mine production for the quarter was approximately 0.2 million ounces less than 2007, due primarily to the mining of lower than reserve grade ore, production levels for the entire year are projected to be in line with 2007 levels. The Company’s cash flows and net earnings under the Yauliyacu silver contract for the three months ended March 31, 2008 were $10.0 million (2007 - $8.0 million) and $7.4 million (2007 - $4.7 million) respectively.

During the term of the contract, Silver Wheaton has a right of first refusal on any future sales of silver streams from the Yauliyacu mine and a right of first offer on future sales of silver streams from any other mine owned by Glencore at the time of the initial transaction. In addition, Silver Wheaton has an option to extend the 20 year term of the contract in five year increments, on substantially the same terms as the existing contract, subject to an adjustment related to silver price expectations at the time and other factors.

As at December 31, 2007, Yauliyacu had proven and probable silver reserves of 14.1 million ounces, measured and indicated silver resources of 38.5 million ounces and inferred silver resources of 80.9 million ounces (as described in the Reserves and Resources section of this Management’s Discussion and Analysis).

STRATONI

On April 23, 2007, SW Caymans entered into an agreement with Hellas Gold S.A. (“Hellas Gold”), a subsidiary of European Goldfields Ltd. (“European Goldfields”), to acquire all of the silver produced from Hellas Gold’s Stratoni mining operations in Greece for the life of mine. During the three months ended March 31, 2008, SW Caymans purchased 0.1 million ounces of silver at a total cash cost of $3.90 per ounce, and sold it for an average price of $15.71 per ounce. Approximately 0.2 million ounces of silver produced during the quarter were not shipped until after the quarter end, and will be reflected in the second quarter operating results. The Company’s cash flows and net earnings under the Stratoni silver contract for the three months ended March 31, 2008 were $0.7 million.

During the term of the contract, Silver Wheaton has a right of first refusal on any future sales of silver streams from any other mine owned by European Goldfields or Hellas Gold.

As at December 31, 2007, Stratoni had proven and probable silver reserves of 13.7 million ounces and inferred silver resources of 4.2 million ounces (as described in the Reserves and Resources section of this Management’s Discussion and Analysis).

PEÑASQUITO

On July 24, 2007, SW Caymans entered into an agreement to acquire 25% of the silver produced from Goldcorp’s Peñasquito project in Mexico for the life of mine, for an upfront cash payment of $485 million. In addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price is due (subject to an inflationary adjustment commencing in 2011), for silver delivered under the contract.

Silver Wheaton is not required to fund any capital expenditures at Peñasquito, including any expansion scenarios. Goldcorp has provided a completion guarantee to Silver Wheaton that the Peñasquito mine will be constructed with certain minimum production criteria by certain dates. Goldcorp expects production at the Peñasquito project to start in the second half of 2008.

As at August 9, 2007, Peñasquito had proven and probable silver reserves of 864 million ounces, measured and indicated silver resources of 413 million ounces and inferred silver resources of 508 million ounces (as described in the Reserves and Resources section of this Management’s Discussion and Analysis).

ROSEMONT

On December 20, 2007, the Company entered into a binding letter agreement to acquire between 45% and 90% of the silver to be produced by Augusta Resource Corporation’s (“Augusta”) Rosemont Copper Project (“Rosemont”) in Arizona for the life of mine. Augusta must elect the percentage of life of mine silver subject to the transaction, which will be between a minimum of 45% and a maximum of 90%, prior to execution of the definitive agreement on or before June 30, 2008.

Subject to the finalization of the transaction structure, including tax considerations, Silver Wheaton will pay an upfront cash payment ranging in value from $135 million to $165 million to acquire 45% of the payable silver, and $240 million to $320 million to acquire 90% of the payable silver, produced for the life of mine.

The upfront payment will be made on a drawdown basis to fund construction of the mine as construction milestones are achieved. Silver Wheaton will not be required to pay any further ongoing per ounce payments for silver delivered from Rosemont and is not required to fund or contribute to ongoing capital expenditures, including expansion scenarios. Augusta will provide a completion guarantee that the Rosemont mine will be constructed with certain minimum production criteria by certain dates.

The transaction is subject to (a) Augusta receiving all necessary permits to construct and operate a mine in accordance with their August 2007 Rosemont Feasibility Study (the “Feasibility Study”), (b) Augusta having entered into committed arrangements for sufficient financing to construct and operate the mine, and (c) execution by the parties of definitive agreements on or before June 30, 2008 as well as receipt of any required regulatory approvals and third-party consents. Augusta expects production at the Rosemont project to start in 2011 with an average of 2.7 million ounces of silver produced each year over the mine life, currently expected to be a minimum of 18 years.

MINERAL PARK

On March 17, 2008, the Company entered into an agreement with Mercator Minerals Ltd. (“Mercator”) to acquire all of the silver produced from Mercator’s Mineral Park mine in Arizona for the life of mine. Silver Wheaton will make an upfront cash payment of $42 million and, in addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price is due (subject to a one percent annual adjustment beginning three years after a minimum production level has been met), for silver delivered under the contract. Payment for the transaction will be drawn from existing credit facilities and Silver Wheaton is not required to pay any further capital expenditures for the life of the mine. Mercator will provide a completion guarantee to Silver Wheaton, specifying a minimum production level by a certain date.

The Mineral Park mine currently produces copper from SX/EW leach operations, but construction is well underway on a flotation operation that will produce copper-silver and molybdenum concentrates. Mercator expects that concentrate production will commence during the third quarter of 2008 from a 25,000 tons per day operation, with production increasing to 50,000 tons per day approximately nine months later. All permits for the expansion are in place and the expected mine life is 25 years. Payable silver production is expected to average approximately 600,000 ounces per annum over the first 21 years of operations and the ore body is considered to have excellent exploration potential.

CORPORATE

	Three Months Ended March 31
(in thousands)	2008	2007

General and administrative[1]	$5,300	$2,170
Project evaluation	10	114
Interest expense	90	14
Interest income	(82)	(892)
Loss on mark-to-market of warrants held	800	217
Other	92	(22)
Future income tax benefit	(360)	(280)
Corporate net loss	$5,850	$1,321
1) Stock based compensation (a non-cash item) included in General and administrative	$2,246	$486

General and administrative expenses totaled $5.3 million during the three months ended March 31, 2008, compared with $2.2 million during 2007. Of this, stock based compensation expense, a non-cash item, was $2.2 million (2007 -$0.5 million) arising primarily from the amortization of the fair value of share purchase options issued, as determined using the Black-Scholes valuation method. During the quarter, 24,000 restricted share rights (2007 – 20,000) and 870,000 share purchase options (2007 – 740,000) were issued to employees. Other general and administrative costs increased, compared with 2007, primarily due to increased rent, salaries and insurance costs resulting from the growth of the Company and reduced reliance on Goldcorp administratively.

The Company incurred interest costs of $5.9 million during the three months ended March 31, 2008, of which $5.8 million related to the acquisition of the Peñasquito silver contract and was capitalized to the cost of the contract.

Interest income during the quarter of $0.1 million (2007 - $0.9 million) was the result of interest earned on cash balances held in short-term money market instruments. The average cash balance held by the Company was lower during the current year as the Company uses all cash flows to pay down the outstanding debt.

The warrants held by the Company for long-term investment purposes are marked-to-market each reporting period with any gain or loss reflected in net earnings. The loss recorded for the three months ended March 31, 2008 from the mark-to-market of the warrants held was $0.8 million (2007 - $0.2 million).

NON-GAAP MEASURES - TOTAL CASH COSTS PER OUNCE OF SILVER CALCULATION

Silver Wheaton has included, throughout this document, certain non-GAAP performance measures, including total cash costs of silver on a sales basis. These non-GAAP measures do not have any standardized meaning prescribed by GAAP, nor are they necessarily comparable with similar measures presented by other companies. Cash costs are presented as they represent an industry standard method of comparing certain costs on a per unit basis. The Company believes that certain investors use this information to evaluate the Company’s performance. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. During the three months ended March 31, 2008, the Company’s total cash costs, which were equivalent to the Company’s Cost of Sales in accordance with GAAP, were $3.94 per ounce of silver (2007 – $3.90 per ounce).

LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2008, the Company had cash and cash equivalents of $6.5 million (December 31, 2007 – $10.0 million) and a working capital deficiency of $24.1 million (December 31, 2007 – $23.2 million). Included in the working capital deficiency at March 31, 2008 is the current portion of long-term bank debt of $28.6 million (December 31, 2007 -$28.6 million). During the three months ended March 31, 2008, the Company generated operating cash flows of $33.1 million compared with $29.9 million during 2007. The Company applies surplus cash flows to pay down the revolving bank debt facility, which is recorded as a long-term liability.

In the opinion of management, cash flows are sufficient to support the Company’s normal operating requirements on an ongoing basis.

BANK DEBT

On July 24, 2007, the Company entered into a credit agreement with the Bank of Nova Scotia and BMO Capital Markets, as co-lead arrangers and administrative agents, to borrow $200 million under a non revolving term loan (the “Term Loan”) and up to $300 million under a revolving term loan (the “Revolving Loan”). The Revolving Loan is for a period of 7 years and the Term Loan is to be repaid in equal installments over a period of 7 years, however, prepayments are allowed at any time. Silver Wheaton has committed to pay down the Revolving Loan, within 61 days after the end of each fiscal quarter, by an amount equal to 90% of the cash flows reported for the quarter. The Revolving Loan can be drawn down at any time to finance acquisitions or investments. In order to fund the Peñasquito transaction, the Term Loan was drawn in full and the Revolving Loan was drawn in the amount of $246 million.

Amounts drawn incur interest at LIBOR plus 0.875% to 1.75% per annum dependent upon the Company’s leverage ratio. Undrawn amounts are subject to a 0.2% to 0.45% per annum commitment fee dependent on the Company’s leverage ratio. Under the credit agreement, the Company is required to maintain a Debt Service Coverage Ratio greater than or equal to 1.25 : 1, a Leverage Ratio less than or equal to 5 : 1 (decreasing to 3.5 : 1 on September 30, 2009), and a Tangible Net Worth greater than 80% of the Tangible Net Worth at June 30, 2007 plus 50% of Net Income for each fiscal quarter thereafter. Both the Term Loan and the Revolving Loan are secured against the Company’s assets, including the Company’s silver interests and long-term investments. During the three months ended March 31, 2008, the Company repaid $7.1 million and $26.4 million of the balances outstanding on the Term Loan and Revolving Loan respectively.

CONTRACTUAL OBLIGATIONS

Silver Interests

In connection with the Luismin, Zinkgruvan and Stratoni silver contracts, the Company has committed to purchase 100% of the silver produced by each mine for a per ounce cash payment of the lesser of $3.95, $3.96 and $3.90 respectively, and the then prevailing market price, subject to an annual inflationary adjustment. This inflationary adjustment is subject to a minimum of 0.4% and a maximum of 1.65% per annum for Luismin and Zinkgruvan, and is fixed at 1.0% per annum for Stratoni. In connection with the Yauliyacu silver contract, the Company has committed to purchase up to 4.75 million ounces of silver per year, based on production at the Yauliyacu mine, for a per ounce cash payment of $3.90, subject to an inflationary adjustment. This inflationary adjustment, which will begin in 2009, is subject to a minimum of 1.0% and a maximum of 1.65% per annum.

In connection with the Peñasquito silver contract, the Company has committed to purchase 25% of the silver produced by the Peñasquito mine for a per ounce cash payment of the lesser of $3.90 and the then prevailing market price, subject to an inflationary adjustment. This inflationary adjustment, which will begin in 2011, is subject to a minimum of 0.4% and a maximum of 1.65% per annum. In connection with the Mineral Park silver contract, the

Company has committed to purchase 100% of the silver produced by the Mineral Park mine for a per ounce cash payment of the lesser of $3.90 and the then prevailing market price, subject to an annual inflationary adjustment of 1% beginning three years after a minimum production level has been met.

In addition, on December 20, 2007, the Company signed a binding letter agreement to acquire between 45% and 90% of the life of mine silver to be produced by Augusta’s Rosemont Copper Project. Augusta must elect the percentage of life of mine silver subject to the transaction, which will be between a minimum of 45% and a maximum of 90%, prior to execution of the definitive agreement on or before June 30, 2008. Subject to the finalization of the transaction structure, including tax considerations, Silver Wheaton will pay an upfront cash payment ranging in value from $135 million to $165 million to acquire 45% of the payable silver, and $240 million to $320 million to acquire 90% of the payable silver, produced for the life of mine.

On March 17, 2008, the Company entered into an agreement with Mercator Minerals Ltd. (“Mercator”) to acquire all of the silver produced from Mercator’s Mineral Park mine in Arizona for the life of mine. Silver Wheaton will make an upfront cash payment of $42 million and, in addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price is due for silver delivered under the contract.

Other Contractual Obligations

(in thousands)	2008	2009 - 2011	2012 - 2013	After 2013	Total

Bank debt[1]	$21,420	$85,680	$57,120	$222,100	$386,320
Operating leases	342	1,417	984	1,616	4,359
Other	219	657	-	-	876
Total contractual obligations	$21,981	$87,754	$58,104	$223,716	$391,555
1) Does not include payments of interest related to bank debt

SHARE CAPITAL

During the three months ended March 31, 2008, the Company received cash proceeds of $1.9 million (2007 - $1.9 million) from the exercise of 358,700 (2007 – 683,833) share purchase options at a weighted average exercise price of Cdn$5.32 (2007 - Cdn$3.28) per option. As of April 28, 2008, there were 223,719,885 outstanding common shares, 3,617,001 share purchase options and 163,175,295 share purchase warrants, which are convertible into 38,859,779 common shares.

CHANGES IN ACCOUNTING POLICIES

CAPITAL DISCLOSURES AND FINANCIAL INSTRUMENTS - DISCLOSURES AND PRESENTATION

During the quarter, the Company adopted three new presentation and disclosure standards that were issued by the Canadian Institute of Chartered Accountants: Handbook Section 1535, Capital Disclosures (“Section 1535”), Handbook Section 3862, Financial Instruments – Disclosures (“Section 3862”) and Handbook Section 3863, Financial Instruments – Presentation (“Section 3863”).

Section 1535 requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements and carrying forward unchanged its presentation requirements for financial instruments. Sections 3862 and 3863 place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

RELATED PARTY TRANSACTIONS

On February 14, 2008, Goldcorp sold its entire 48% interest in Silver Wheaton by way of a secondary offering.

During the three months ended March 31, 2008, the Company purchased 1.7 million ounces (2007 – 1.9 million ounces) of silver from a subsidiary of Goldcorp at an average price of $3.95 per ounce (2007 - $3.90 per ounce), for total consideration of approximately $6.6 million (2007 - $7.6 million).

CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

Silver Wheaton’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the design and effectiveness of Silver Wheaton’s disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administrators, as of March 31, 2008. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that Silver Wheaton’s disclosure controls and procedures were effective as of March 31, 2008.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal controls over financial reporting. Under the supervision of the Chief Financial Officer, the Company’s internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (“GAAP”). The Company’s controls include policies and procedures that:

  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company’s management and directors; and

  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual financial statements or interim financial statements.

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

There have been no significant changes in the Company’s internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s internal controls over financial reporting using the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that the internal controls over financial reporting were effective as of March 31, 2008.

FINANCIAL INSTRUMENTS

During the three months ended March 31, 2008, the Company has used a mixture of cash, short-term debt and long-term debt to maintain an appropriate capital structure, ensuring sufficient liquidity required to meet the needs of the business and the flexibility to continue growing through acquisition. The Company does not use interest rate contracts or other derivative financial instruments to manage the risks associated with its operations and therefore, in the normal course of business, it is inherently exposed to currency, interest rate and commodity price fluctuations.

The Company holds certain financial instruments as long-term investments and therefore is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

OUTLOOK

The Company expects, based upon its current contracts, to have silver sales of between 13 million and 15 million ounces for the year ending December 31, 2008, increasing to 19 million ounces in 2009 and 25 million ounces in 2010.

The Company is unhedged and actively pursuing further growth opportunities.

RESERVES AND RESOURCES (1)

Proven and Probable Reserves(1,4,5,6,7,8,9,10,11,12)
	PROVEN			PROBABLE			PROVEN & PROBABLE
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
Silver	Mt	g Ag/t	M oz	Mt	g Ag/t	M oz	Mt	g Ag/t	M oz
Luismin
San Dimas	1.60	387	19.9	3.08	378	37.5	4.68	381	57.3
Los Filos	33.71	3	3.7	55.31	3	5.2	89.02	3	8.8
San Martin	0.32	33	0.3	0.71	48	1.1	1.03	43	1.4
Zinkgruvan (Zn)	8.31	114	30.4	2.25	62	4.5	10.56	103	34.9
Yauliyacu	1.41	89	4.0	2.30	136	10.0	3.72	118	14.1
Peñasquito (25%)
Mill	106.72	34	116.8	95.06	27	83.1	201.78	31	199.9
Heap Leach	10.53	21	7.1	17.08	16	9.0	27.61	18	16.1
Stratoni	1.90	193	11.8	0.31	190	1.9	2.22	193	13.7
Total			194.0			152.3			346.4

Measured & Indicated Resources (1,2,3,4,5,6,7,8,9,10,11,12)
	MEASURED			INDICATED			MEASURED & INDICATED
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
Silver	Mt	g Ag/t	M oz	Mt	g Ag/t	M oz	Mt	g Ag/t	M oz
Luismin
Los Filos	6.25	3	0.7	12.66	3	1.2	18.92	3	1.9
Zinkgruvan (Zn)	0.54	24	0.4	3.68	109	12.9	4.23	98	13.3
Zinkgruvan (Cu)	-	-	-	3.10	32	3.2	3.10	32	3.2
Yauliyacu	0.46	90	1.3	4.67	248	37.2	5.13	234	38.5
Peñasquito (25%)
Mill	24.78	22	17.8	134.19	19	83.1	158.97	20	100.9
Heap Leach	1.97	7	0.4	8.67	7	2.0	10.64	7	2.4
Total			20.7			139.6			160.2

Inferred Resources (1,2,3,4,5,6,7,8,9,10,11,12)
	INFERRED
	Tonnes	Grade	Contained
Silver	Mt	g Ag/t	M oz

Luismin
San Dimas	17.55	324	183.0
Los Filos	2.39	3	0.2
San Martin	3.01	120	11.6
Zinkgruvan (Zn)	4.32	67	9.3
Zinkgruvan (Cu)	0.77	20	0.5
Yauliyacu	11.62	217	80.9
Peñasquito (25%)
Mill	294.75	13	122.8
Heap Leach	10.25	13	4.3
Stratoni	0.64	203	4.2
Total			416.9

Notes:

1.	All Mineral Reserves and Mineral Resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and National Instrument 43-101, or the AusIMM JORC equivalent.
2.	All Mineral Resources are exclusive of Mineral Reserves.
3.	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.
4.	Reserves and Resources are reported as of December 31, 2007, with the following conditions or exceptions;
	a.	Reserves and Resources for Peñasquito are reported as of August 9, 2007.
	b.	Reserves and Resources for San Martin are reported as of December 31, 2006.
5.	Qualified Persons for the Mineral Reserve and Mineral Resource estimates as defined by the National Instrument 43-101 are as follows:
	a.	San Dimas – Reynaldo Rivera, MAusIMM (Chief Geologist), Luismin S.A. de C.V., the Mexican operating subsidiary of Goldcorp Inc.
	b.	Los Filos – Reynaldo Rivera, MAusIMM (Chief Geologist), Luismin S.A. de C.V., the Mexican operating subsidiary of Goldcorp Inc.
	c.	Peñasquito – Bob Bryson, P. Eng. (Vice President, Engineering), Goldcorp Inc.
	d.	Stratoni – Patrick Forward (General Manager, Exploration), European Goldfields.
	e.	San Martin – Velasquez Spring, P.Eng. (Senior Geologist) Watts, Griffis and McOuat Limited.
	f.	Yauliyacu – Velasquez Spring, P.Eng. (Senior Geologist) Watts, Griffis and McOuat Limited.
	g.	Zinkgruvan – Per Hedstrom (Senior Geologist) and Lars Malmstrom (Chief Geologist), both employees of Zinkgruvan.
	h.	Corporate Overview – Randy V.J. Smallwood, P.Eng. (Executive Vice President of Corporate Development), Silver Wheaton Corp.
6.	Mineral Reserves are estimated using appropriate recovery rates and US$ commodity prices of $10 per ounce of silver unless otherwise noted below;
	a.	$7.00 / oz silver – San Martin
	b.	$13.00 / oz silver – Yauliyacu
	c.	$5.75 Zinkgruvan
7.	Mineral Resources are estimated using appropriate recovery rates and US$ commodity prices of $13 per ounce of silver, unless otherwise noted below;
	a.	$8.00 / oz silver – San Martin
	b.	$5.50 / oz silver – The San Pedrito project at San Martin
	c.	$10.00 / oz silver – Zinkgruvan
8.

Silver Wheaton’s purchase agreement with Glencore provides for the delivery of up to 4.75 million ounces of silver per year for 20 years so long as production allows. Silver production at Yauliyacu in excess of 4.75 million ounces per year is to the credit of Glencore; however, in the event that silver produced at Yauliyacu in any year totals less than 4.75 million ounces, the amount sold to Silver Wheaton in subsequent years will be increased to make up for the shortfall, so long as production allows. A portion of the reserves and resources from Yauliyacu may relate to production which may be for the credit of Glencore.

9.	Peñasquito reserves and resources represent the 25% attributable to Silver Wheaton.
10.	Silver is produced as a byproduct metal at the various operations, therefore the economic cut-off applied to the reporting of silver reserves and resources will be influenced by changes in the commodity prices of other metals at the mine.
11.	The Company considers the San Dimas, Yauliyacu and Peñasquito operations to be Material Assets, and has technical reports filed and available on www.sedar.com on each of these assets.
12.	The tables do not include reserves and resources for Mineral Park or Rosemont.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of silver, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions, the absence of control over mining operations from which Silver Wheaton purchases silver and risks related to these mining operations, including risks related to international operations, actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Silver Wheaton’s Annual Information Form for the year ended December 31, 2007 incorporated by reference into Silver Wheaton’s Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C. and available on SEDAR at www.sedar.com. Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Silver Wheaton does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

CAUTIONARY LANGUAGE REGARDING RESERVES AND RESOURCES

Readers should refer to the Annual Information Form of Silver Wheaton for the year ended December 31, 2007 and other continuous disclosure documents filed by Silver Wheaton since January 1, 2008 available at www.sedar.com, for further information on Mineral Reserves and Resources, which is subject to the qualifications and notes set forth therein as well as for additional information relating to the Company more generally. Mineral Resources which are not Mineral Reserves, do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: These tables use the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

CONSOLIDATED STATEMENTS OF OPERATIONS

		Three Months Ended March 31
(US dollars and shares in thousands, except per share amounts - unaudited)	Note	2008	2007

Silver sales		$48,948	$44,132
Cost of sales		11,095	13,039
Depreciation and amortization		4,075	4,835
		15,170	17,874
Earnings from operations		33,778	26,258

Expenses and other income
General and administrative [1]		5,300	2,170
Project evaluation		10	114
Interest expense		90	14
Interest income		(82)	(892)
Loss on mark-to-market of warrants held	4	800	217
Other		92	(22)
		6,210	1,601
Earnings before tax		27,568	24,657
Future income tax benefit		360	280
Net earnings		$27,928	$24,937

1) Stock based compensation (a non-cash item) included in General and administrative		$2,246	$486

Basic earnings per share		$0.13	$0.11
Diluted earnings per share		$0.11	$0.10
Weighted average number of shares outstanding
Basic		223,266	220,853
Diluted	7(e)	250,934	244,239

The accompanying notes form an integral part of these interim unaudited consolidated financial statements

CONSOLIDATED BALANCE SHEETS

		March 31	December 31
(US dollars and shares in thousands - unaudited)	Note	2008	2007

Assets
Current
Cash and cash equivalents		$6,506	$9,965
Accounts receivable		2,051	1,428
Other		1,093	303
		9,650	11,696

Long-term investments	4	116,698	119,409
Silver interests	5	1,076,744	1,075,023
Other		2,612	2,346
		$1,205,704	$1,208,474
Liabilities
Current
Accounts payable		$1,496	$1,021
Accrued liabilities		3,659	5,362
Current portion of bank debt	6	28,560	28,560
		33,715	34,943

Bank debt	6	357,760	391,300
		391,475	426,243
Shareholders' Equity
Share purchase options	7(c)	6,872	5,328
Restricted share units	7(d)	452	262
Warrants	7(b)	38,493	38,776
Share capital
Common shares
Authorized: unlimited shares, no par value;
Issued and outstanding: 223,715 (December 31, 2007: 222,934)	7(a)	500,585	495,695
Retained earnings		236,586	208,658
Accumulated other comprehensive income		31,241	33,512
		814,229	782,231
		$1,205,704	$1,208,474
Commitments and contingencies	6,10

The accompanying notes form an integral part of these interim unaudited consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Three Months Ended March 31
(US dollars in thousands - unaudited)	Note	2008	2007

Operating Activities
Net earnings		$27,928	$24,937
Items not affecting cash
Depreciation and amortization		4,075	4,835
Stock based compensation		2,246	486
Loss on mark-to-market of warrants held	4	800	217
Other		(386)	(305)

Change in non-cash working capital	8	(1,579)	(271)
Cash generated by operating activities		33,084	29,899

Financing Activities
Bank debt repaid	6	(33,540)	-
Promissory note repaid		-	(20,000)
Warrants exercised		2,166	271
Share purchase options exercised		1,929	1,928
Cash applied to financing activities		(29,445)	(17,801)

Investing Activities
Purchase of long-term investments	4	-	(3,137)
Silver interests	5	(6,775)	-
Deferred project evaluation		(149)	(190)
Other		(177)	-
Cash applied to investing activities		(7,101)	(3,327)
Effect of exchange rate changes on cash and cash equivalents		3	25
(Decrease) increase in cash and cash equivalents		(3,459)	8,796
Cash and cash equivalents, beginning of period		9,965	59,994
Cash and cash equivalents, end of period		$6,506	$68,790

At March 31, 2008, the Company’s cash and cash equivalents consisted of $6.5 million in cash (2007 - $4.8 million) and $nil in cash equivalents (2007 - $64.0 million). Cash equivalents include term deposits and treasury bills with original maturities of less than 90 days.

The accompanying notes form an integral part of these interim unaudited consolidated financial statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(US dollars in thousands - unaudited)	Common Shares	Share Purchase Options	Restricted Share Units	Warrants	Retained Earnings	Accumulated Other Comprehensive Income	Total

At January 1, 2007 as adjusted	$486,071	$4,680	$111	$38,824	$116,796	$31,063	$677,545
Fair value of stock based compensation	-	2,559	176	-	-	-	2,735
Share purchase options exercised	9,258	(1,911)	-	-	-	-	7,347
Restricted share units exercised	25	-	(25)	-	-	-	-
Warrants exercised	341	-	-	(48)	-	-	293
Net earnings	-	-	-	-	91,862	-	91,862
Other comprehensive income	-	-	-	-	-	2,449	2,449
At December 31, 2007	495,695	5,328	262	38,776	208,658	33,512	782,231
Fair value of stock based compensation	-	2,056	190	-	-	-	2,246
Share purchase options exercised	2,441	(512)	-	-	-	-	1,929
Warrants exercised	2,449	-	-	(283)	-	-	2,166
Net earnings	-	-	-	-	27,928	-	27,928
Other comprehensive income	-	-	-	-	-	(2,271)	(2,271)
At March 31, 2008	$500,585	$6,872	$452	$38,493	$236,586	$31,241	$814,229

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three Months Ended March 31
(US dollars in thousands - unaudited)	2008	2007

Net earnings	$27,928	$24,937
Other comprehensive income
Loss on available-for-sale securities, net of future tax expense of $360 (2007 – benefit of $1,603) (Note 4)	(2,271)	(7,061)
Comprehensive income	$25,657	$17,876

The accompanying notes form an integral part of these interim unaudited consolidated financial statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
THREE MONTHS ENDED MARCH 31, 2008 (US DOLLARS - UNAUDITED)

1.	BASIS OF PRESENTATION

These interim unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and they follow the same accounting policies and methods of application as the audited consolidated financial statements of the Company for the year ended December 31, 2007, except as discussed in Note 2. These interim unaudited consolidated financial statements do not include all the information and note disclosure required by the generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the most recent annual audited consolidated financial statements.

In the opinion of management, all adjustments (including normal recurring adjustments) necessary to present fairly the financial position at March 31, 2008 and the results of operations and cash flows for all periods presented have been made. The interim results are not necessarily indicative of results for a full year.

2.	CHANGES IN ACCOUNTING POLICIES

CAPITAL DISCLOSURES AND FINANCIAL INSTRUMENTS - DISCLOSURES AND PRESENTATION

During the quarter, the Company adopted three new presentation and disclosure standards that were issued by the Canadian Institute of Chartered Accountants: Handbook Section 1535, Capital Disclosures (“Section 1535”), Handbook Section 3862, Financial Instruments – Disclosures (“Section 3862”) and Handbook Section 3863, Financial Instruments – Presentation (“Section 3863”).

Section 1535 requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements and carrying forward unchanged its presentation requirements for financial instruments. Sections 3862 and 3863 place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

3.	FAIR VALUES OF FINANCIAL INSTRUMENTS

The Company thoroughly examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other price risks. Where material, these risks are reviewed and monitored by the Board of Directors.

CAPITAL RISK MANAGEMENT

The Company manages its capital to ensure that it will be able to continue as a going concern while maximizing the return to stakeholders through the optimization of the debt and equity balance. The Company's overall strategy remains unchanged from 2007.

The capital structure of the Company consists of debt (Note 6) and equity attributable to common shareholders, comprising of issued capital, contributed surplus, retained earnings and accumulated other comprehensive income.

The Company is in compliance with the debt covenants described in Note 6.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
THREE MONTHS ENDED MARCH 31, 2008 (US DOLLARS - UNAUDITED)

CREDIT RISK

Silver Wheaton’s credit risk is limited to trade receivables in the ordinary course of business. The Company sells silver exclusively to large international organizations with strong credit ratings and the balance of trade receivables owed to the Company in the ordinary course of business is not significant. Therefore, the Company is not exposed to significant credit risk and overall the Company’s credit risk has not changed significantly from the prior year.

LIQUIDITY RISK

The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansionary plans. The Company ensures that there are sufficient committed loan facilities to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents. Of the Company’s $300 million Revolving Loan, $10 million can be drawn at any time to cover general operational costs, while the remainder can be drawn for the acquisition of silver interests and investments.

Silver Wheaton holds shares and warrants of other exploration and mining companies with a combined market value at March 31, 2008 of $116.7 million. The daily exchange traded volume of these shares, including the shares underlying the warrants, is not sufficient for the Company to liquidate its position in a short period of time without potentially affecting the price of the shares. These shares and warrants are held for strategic purposes and are considered long-term investments and therefore as part of the Company’s planning, budgeting and liquidity analysis process, these investments are not relied upon to provide operational liquidity. The Company’s overall liquidity risk has not changed significantly from the prior year.

CURRENCY RISK

Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuations include: Canadian dollar denominated cash and cash equivalents, accounts receivable, accounts payable, long-term investments and bank debt. The sensitivity of the Company’s net earnings and other comprehensive income due to changes in the exchange rate between the Canadian dollar and the United States dollar is summarized in the table below:

	As at March 31, 2008
	10% Increase in the	10% Decrease in the
(in thousands)	Canadian Dollar	Canadian Dollar

(Decrease) in net earnings	(3,240)	(12)
Increase (decrease) in other comprehensive income	11,901	(9,737)
Comprehensive income	8,661	(9,749)

INTEREST RATE RISK

The Company is exposed to interest rate risk on its outstanding borrowings and short-term investments. Presently, all of the Company’s outstanding borrowings are at floating interest rates. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. The weighted average interest rate paid by the Company during the quarter on its outstanding borrowings was 5.74% .

For the three months ended March 31, 2008, primarily all of the interest incurred by the Company has been capitalized as it relates to the acquisition of the Peñasquito silver interest, which is currently under development. As a result, changes in interest rates will not materially affect the Company’s net earnings or other comprehensive income until such time as the Peñasquito project is brought into production later this year. A fluctuation in interest rates of 100 basis points (1 percent) would have impacted the amount of interest capitalized during the quarter by approximately $1.0 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
THREE MONTHS ENDED MARCH 31, 2008 (US DOLLARS - UNAUDITED)

OTHER PRICE RISKS

The Company is exposed to equity price risk as a result of holding long-term investments in other exploration and mining companies. The Company does not actively trade these investments.

The sensitivity analyses below have been determined based on the exposure to equity price risks at March 31, 2008.

If equity prices had been 10% higher or lower:

  net earnings for the quarter would have been increased/decreased by approximately $1.8 million; and

  other comprehensive income would have increased/decreased by approximately $9.8 million for the Company as a result of changes in the fair value of available-for-sale shares.

The Company’s sensitivity to equity prices has not changed significantly from the prior year.

FAIR VALUE ESTIMATION

The fair value of financial instruments traded in active markets (such as available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Company is the current bid price.

The fair value of financial instruments that are not traded in an active market is determined using a Black-Scholes model based on assumptions that are supported by observable current market conditions. Changes in these assumptions to reasonably possible alternative assumptions would not significantly affect the Company’s results.

The carrying value less impairment provision, if necessary, of trade receivables and payables approximate their fair values. In addition, as the interest rate on the Company’s bank debt is floating and has no unusual rights or terms, the carrying value approximates its fair value.

4.	LONG-TERM INVESTMENTS

(in thousands)	March 31, 2008	December 31, 2007

Available-for-sale	$116,422	$118,333
Warrants	276	1,076
	$116,698	$119,409

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
THREE MONTHS ENDED MARCH 31, 2008 (US DOLLARS - UNAUDITED)

AVAILABLE-FOR-SALE

	March 31, 2008		December 31, 2007

		Mark-to-Market
		Gains (Losses)
(in thousands)	Fair Value	Included in OCI

Bear Creek	$66,177	$6,816	$59,361
Revett	8,915	(1,862)	10,777
Sabina	11,686	(4,418)	16,104
Mines Management	9,315	763	8,552
Other	20,329	(3,210)	23,539
	$116,422	$(1,911)	$118,333
Future tax expense in OCI		(360)
	$116,422	$(2,271)	$118,333

WARRANTS

	March 31, 2008		December 31, 2007
		Mark-to-Market
		Gains (Losses)
		Included in
(in thousands)	Fair Value	Earnings

Bear Creek	$54	$21	$33
Revett	9	(40)	49
Sabina	213	(701)	914
Other	-	(80)	80
	$276	$(800)	$1,076

By holding these long-term investments, the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk (Note 3).

5.	SILVER INTERESTS

	March 31, 2008			December 31, 2007
		Accumulated			Accumulated
(in thousands)	Cost	Depreciation	Net	Cost	Depreciation	Net

Luismin	$194,807	$(10,071)	$184,736	$194,807	$(9,369)	$185,438
Zinkgruvan	77,919	(9,600)	68,319	77,919	(9,102)	68,817
Yauliyacu	285,292	(25,667)	259,625	285,292	(23,116)	262,176
Stratoni	57,724	(3,778)	53,946	57,724	(3,453)	54,271
Peñasquito	510,118	-	510,118	504,321	-	504,321
	$1,125,860	$(49,116)	$1,076,744	$1,120,063	$(45,040)	$1,075,023

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
THREE MONTHS ENDED MARCH 31, 2008 (US DOLLARS - UNAUDITED)

The value allocated to reserves is classified as depletable and is depreciated on a units-of-sale basis over the estimated recoverable proven and probable reserves at the mine. The value associated with resources and exploration potential is the value beyond proven and probable reserves allocated at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category as a result of the conversion of resources or exploration potential into reserves.

	March 31, 2008			December 31, 2007
		Non -			Non -
(in thousands)	Depletable	Depletable	Total	Depletable	Depletable	Total

Luismin	$21,908	$162,828	$184,736	$17,237	$168,201	$185,438
Zinkgruvan	43,872	24,447	68,319	33,740	35,077	68,817
Yauliyacu	32,542	227,083	259,625	21,715	240,461	262,176
Stratoni	40,693	13,253	53,946	35,408	18,863	54,271
Peñasquito	-	510,118	510,118	-	504,321	504,321
	$139,015	$937,729	$1,076,744	$108,100	$966,923	$1,075,023

ROSEMONT

On December 20, 2007, the Company signed a binding letter agreement to acquire between 45% and 90% of the silver to be produced by Augusta Resource Corporation’s (“Augusta”) Rosemont Copper Project (“Rosemont”) in Arizona for the life of mine. Augusta must elect the percentage of life of mine silver subject to the transaction, which will be between a minimum of 45% and a maximum of 90%, prior to execution of the definitive agreement on or before June 30, 2008.

Subject to the finalization of the transaction structure, including tax considerations, Silver Wheaton will make an upfront cash payment ranging in value from $135 million to $165 million to acquire 45% of the payable silver, and $240 million to $320 million to acquire 90% of the payable silver, produced for the life of mine.

The upfront payment will be made on a drawdown basis to fund construction of the mine as construction milestones are achieved. Silver Wheaton will not be required to pay any further ongoing per ounce payments for silver delivered from Rosemont and is not required to fund or contribute to ongoing capital expenditures, including expansion scenarios. Augusta will provide a completion guarantee that the Rosemont mine will be constructed with certain minimum production criteria by certain dates.

The transaction is subject to (a) Augusta receiving all necessary permits to construct and operate a mine in accordance with their August 2007 Rosemont Feasibility Study, (b) Augusta having entered into committed arrangements for sufficient financing to construct and operate the mine, and (c) execution by the parties of definitive agreements on or before June 30, 2008 as well as receipt of any required regulatory approvals and third-party consents. Augusta expects production at the Rosemont project to start in 2011 with an average of 2.7 million ounces of silver produced each year over the mine life, currently expected to be a minimum of 18 years.

MINERAL PARK

On March 17, 2008, the Company entered into an agreement with Mercator Minerals Ltd. (“Mercator”) to acquire all of the silver produced from Mercator’s Mineral Park mine in Arizona for the life of mine. Silver Wheaton will make an upfront cash payment of $42 million and, in addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price is due (subject to a one percent annual adjustment beginning three years after a minimum production level has been met), for silver delivered under the contract. Payment for the transaction will be drawn from existing credit facilities and Silver Wheaton is not required to pay any further capital expenditures for the life of the mine. Mercator will provide a completion guarantee to Silver Wheaton, specifying a minimum production level by a certain date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED MARCH 31, 2008 (US DOLLARS - UNAUDITED)

The Mineral Park mine currently produces copper from SX/EW leach operations, but construction is well underway on a flotation operation that will produce copper-silver and molybdenum concentrates. Mercator expects that concentrate production will commence during the third quarter of 2008 and the expected mine life is 25 years. Payable silver production is expected to average approximately 600,000 ounces per annum over the first 21 years of operations.

6.	BANK DEBT

On July 24, 2007, the Company entered into a credit agreement with the Bank of Nova Scotia and BMO Capital Markets, as co-lead arrangers and administrative agents, to borrow $200 million under a non revolving term loan (the “Term Loan”) and up to $300 million under a revolving term loan (the “Revolving Loan”). The Revolving Loan is for a period of 7 years and the Term Loan is to be repaid in equal installments over a period of 7 years, however, prepayments are allowed at any time. Silver Wheaton has committed to pay down the Revolving Loan, within 61 days after the end of each fiscal quarter, by an amount equal to 90% of the cash flows reported for the quarter. The Revolving Loan can be drawn down at any time to finance acquisitions or investments. In order to fund the Peñasquito transaction, the Term Loan was drawn in full and the Revolving Loan was drawn in the amount of $246 million.

Amounts drawn incur interest at LIBOR plus 0.875% to 1.75% per annum dependent upon the Company’s leverage ratio. Undrawn amounts are subject to a 0.2% to 0.45% per annum commitment fee dependent on the Company’s leverage ratio. Under the credit agreement, the Company is required to maintain a Debt Service Coverage Ratio greater than or equal to 1.25 : 1, a Leverage Ratio less than or equal to 5 : 1 (decreasing to 3.5 : 1 on September 30, 2009), and a Tangible Net Worth greater than 80% of the Tangible Net Worth at June 30, 2007 plus 50% of Net Income for each fiscal quarter thereafter. Both the Term Loan and the Revolving Loan are secured against the Company’s assets, including the Company’s silver interests and long-term investments. During the three months ended March 31, 2008, the Company repaid $7.1 million and $26.4 million of the balances outstanding on the Term Loan and Revolving Loan respectively.

	March 31, 2008

(in thousands)	Term Loan	Revolving Loan	Total

Current portion	$28,560	$-	$28,560
Long-term portion	157,160	200,600	357,760
	$185,720	$200,600	$386,320

Interest capitalized	$2,718	$3,079	$5,797
Effective interest rate	5.80%	5.69%	5.74%

The required principal payments under the Term Loan and the Revolving Loan for the next five years and thereafter are as follows:

(in thousands)	Term Loan	Revolving Loan	Total

2008	$21,420	$-	$21,420
2009	28,560	-	28,560
2010	28,560	-	28,560
2011	28,560	-	28,560
2012	28,560	-	28,560
Thereafter	50,060	200,600	250,660
	$185,720	$200,600	$386,320

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
THREE MONTHS ENDED MARCH 31, 2008 (US DOLLARS - UNAUDITED)

7.	SHAREHOLDERS’ EQUITY

(A)	SHARES ISSUED

A summary of the Company’s issued and outstanding shares at March 31, 2008 and December 31, 2007 and the changes for the periods ending on those dates is presented below:

		Weighted
	Number of	Average Price
	Shares	(Cdn$)

At December 31, 2006	220,562,111
Options exercised	2,331,965	$3.39
Warrants exercised	37,661	9.05
Restricted share units exercised	2,500	-
At December 31, 2007	222,934,237
Options exercised	358,700	5.32
Warrants exercised	421,780	5.12
At March 31, 2008	223,714,717

(B)	WARRANTS

The following table summarizes information about the warrants outstanding at March 31, 2008:

				Common
				Shares to be	Effective
		Exercise		Issued	Price
	Warrants	Price	Exchange	Upon Exercise	Per Share
	Outstanding	(Cdn$)	Ratio	of Warrants	(Cdn$)	Expiry Date

Share purchase warrants	116,696,000	$0.80	0.20	23,339,200	$4.00	Aug 5, 2009
Series “A” warrants	38,698,395	1.10	0.20	7,739,679	5.50	Nov 30, 2009
Series “B” warrants	7,780,900	10.00	1.00	7,780,900	10.00	Dec 22, 2010
	163,175,295			38,859,779	$5.50

(C)	SHARE PURCHASE OPTIONS

During the quarter, the Company issued 870,000 stock options with an exercise price of Cdn$16.63 per option (2007 – 740,000 stock options with an exercise price of Cdn$12.60 per option) and a fair value of $3.9 million (2007 - $2.9 million), which was determined using the Black-Scholes option valuation method assuming no dividends are to be paid, a volatility of the Company’s share price of 45%, an annual risk-free interest rate of 2.72% and an expected life of 2.5 years.

At March 31, 2008 there were 3,617,001 share purchase options outstanding with a weighted average exercise price of Cdn$10.56 per option.

(D)	RESTRICTED SHARE UNITS

During the quarter, the Company issued 24,000 restricted share units at a price of Cdn$16.63 and a fair value of Cdn$0.4 million (2007 – 20,000 restricted share units at a price of Cdn$12.60 and a fair value of Cdn$0.3 million). At March 31, 2008 there were 69,394 restricted share units outstanding.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
THREE MONTHS ENDED MARCH 31, 2008 (US DOLLARS - UNAUDITED)

(E)	DILUTED EARNINGS PER SHARE

Diluted earnings per share is calculated based on the following weighted average number of shares outstanding:

	Three Months Ended March 31
	2008	2007

Basic weighted average number of shares outstanding (000’s)	223,266	220,853
Effect of dilutive securities
Stock options	1,502	2,547
Share purchase warrants	26,112	20,805
Restricted share units	54	34
Diluted weighted average number of shares outstanding	250,934	244,239

There were 870,000 (2007 – 1,240,000) stock options excluded from the computation of diluted earnings per share for the three months ended March 31, 2008 because the exercise prices exceeded the average market value of the common shares of Cdn$16.60 (2007 – Cdn$11.68) .

8.	SUPPLEMENTAL CASH FLOW INFORMATION

	Three Months Ended March 31
(in thousands)	2008	2007

Change in non-cash working capital
Accounts receivable	$(623)	$393
Accounts payable	386	119
Accrued liabilities	(552)	(150)
Other	(790)	(633)
	$(1,579)	$(271)

Interest paid	$6,865	$14
Income tax paid	$-	$-

9.	RELATED PARTY TRANSACTIONS

On February 14, 2008, Goldcorp sold its entire 48% interest in Silver Wheaton by way of a secondary offering.

During the three months ended March 31, 2008, the Company purchased 1.7 million ounces (2007 – 1.9 million ounces) of silver from a subsidiary of Goldcorp at an average price of $3.95 per ounce (2007 - $3.90 per ounce), for total consideration of approximately $6.6 million (2007 - $7.6 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
THREE MONTHS ENDED MARCH 31, 2008 (US DOLLARS - UNAUDITED)

10.	COMMITMENTS

In connection with the Luismin, Zinkgruvan, Stratoni and Mercator silver contracts (Note 5), the Company has committed to purchase 100% of the silver produced by each mine for a per ounce cash payment of the lesser of $3.90 and the then prevailing market price, subject to an inflationary adjustment. In connection with the Yauliyacu silver contract, the Company has committed to purchase up to 4.75 million ounces of silver per year based on production at the Yauliyacu mine, for a per ounce cash payment of $3.90, subject to an inflationary adjustment. In connection with the Peñasquito silver purchase contract, the Company has committed to purchase 25% of the silver produced by the Peñasquito mine for a per ounce cash payment of the lesser of $3.90 and the then prevailing market price, subject to an inflationary adjustment.

On December 20, 2007 the Company signed a binding letter agreement to purchase between 45% and 90% of the life of mine silver to be produced by Augusta’s Rosemont Copper Project (Note 5).

On March 17, 2008, the Company entered into an agreement with Mercator Minerals Ltd. to acquire all of the silver produced from Mercator’s Mineral Park mine in Arizona for the life of mine (Note 5).

The Company is committed to an annual operating lease for the Company’s office space and certain other commitments. The minimum annual payments for the next five years and thereafter are as follows:

(in thousands)
2008	$561
2009	682
2010	688
2011	703
2012	489
Thereafter	2,112
$5,235

11.	SEGMENTED INFORMATION

The Company’s reportable operating segments are summarized in the table below. This information has been segmented on a silver interest basis.

	Three Months Ended March 31, 2008
(in thousands)	Luismin	Zinkgruvan	Yauliyacu	Stratoni	Peñasquito	Corporate	Consolidated
Statements of Operations
Silver sales	$29,043	$5,689	$12,829	$1,387	$-	$-	$48,948
Cost of sales	6,631	1,256	2,863	345	-	-	11,095
Depreciation	702	498	2,550	325	-	-	4,075
Earnings from operations	21,710	3,935	7,416	717	-	-	33,778
Expenses and other	-	-	-	-	-	(5,850)	(5,850)
Net earnings (loss)	$21,710	$3,935	$7,416	$717	$-	$(5,850)	$27,928
Cash flow from (used in) operations	$22,411	$4,154	$9,966	$672	$-	$(4,119)	$33,084
Total assets	$184,736	$69,031	$259,626	$54,906	$510,118	$127,287	$1,205,704

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
THREE MONTHS ENDED MARCH 31, 2008 (US DOLLARS - UNAUDITED)

	Three Months Ended March 31, 2007
(in thousands)	Luismin	Zinkgruvan	Yauliyacu	Corporate	Consolidated
Statements of Operations
Silver sales	$25,809	$6,896	$11,427	$-	$44,132
Cost of sales	7,555	2,024	3,460	-	13,039
Depreciation	759	844	3,232	-	4,835
Earnings from operations	17,495	4,028	4,735	-	26,258
Expenses and other	-	-	-	(1,321)	(1,321)
Net earnings (loss)	$17,495	$4,028	$4,735	$(1,321)	$24,937
Cash flow from (used in) operations	$18,794	$4,772	$7,968	$(1,635)	$29,899
Total assets	$187,388	$71,670	$271,487	$170,348	$700,893

CANADA – HEAD OFFICE SILVER WHEATON CORP. Park Place, Suite 3150 - 666 Burrard Street Vancouver, BC V6C 2X8 T: 604 684 9648 F: 604 684 3123

TRANSFER AGENT
CIBC MELLON TRUST COMPANY
1600 - 1066 West Hastings Street
Vancouver, BC V6E 3X1
Toll-free in Canada and the United States: 800 387 0825
Outside of Canada and the United States: 416 643 5500
Email: inquiries@cibcmellon.com

CAYMAN ISLANDS OFFICE SILVER WHEATON (CAYMANS) LTD. Unit #5 - 201 Governors Square 23 Lime Tree Bay Avenue P.O. Box 1791 George Town, Grand Cayman Cayman Islands KY1-1109	AUDITORS Deloitte & Touche LLP Vancouver, BC
STOCK EXCHANGE LISTING Toronto Stock Exchange: SLW New York Stock Exchange: SLW	INVESTOR RELATIONS DAVID AWRAM Director, Investor Relations Toll-free: 800 380 8687 Email: info@silverwheaton.com
DIRECTORS Peter Barnes Lawrence Bell John Brough Peter Gillin Douglas Holtby Eduardo Luna, Chairman Wade Nesmith

OFFICERS
PETER BARNES
President and Chief Executive Officer

RANDY SMALLWOOD
Executive Vice President, Corporate Development

NOLAN WATSON
Chief Financial Officer

MICHAEL JOHNSON
Vice President, Legal